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For Immediate Release: Contact: George Maldonado
                                                       Director of Proxy Voting Services
                                                       (914) 921-7733

                                                       For further information please visit
                                                       www.gabelli.com

Myers Industries Shareholders Elect All GAMCO Nominees at 2015 Annual Meeting

GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), announced today that preliminary results from the Myers Industries, Inc. ("Myers or the "Company") (NYSE: MYE) 2015 Annual Meeting of Shareholders indicate that shareholders have overwhelmingly elected all three GAMCO nominees to the Company's Board of Directors (the "Board"). The 2015 Annual Meeting was held on April 24, 2015 in Akron, OH.

GAMCO would like to thank Myers' shareholders for their time, feedback and support during the proxy contest. GAMCO is confident the addition of Mr. Blazek, Mr. Liebau and Mr. Lisman will add great value to the Board and enhance shareholder value for all shareholders of Myers.

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC), and partnerships and offshore funds (Gabelli Securities, Inc.). As of December 31, 2014, GAMCO had $ 47.5 billion in assets under management.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. In particular, these include statements relating to future actions, future performance and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe.

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